

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 16, 2008

Mr. R. Gregory Miller
Chief Financial Officer
WJ Communications
401 River Oaks Parkway
San Jose, California 95134

  Re: WJ Communications, Inc.
    Form 10-K for the fiscal year ended December 31, 2007
    Filed March 28, 2008
    File No. 000-31337

Dear Mr. Miller:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief